Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Offering of 4.8 Million Preferred Shares

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

OAKVILLE, ON, Oct. 25, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced today that it will issue 4.8 million cumulative rate reset preferred shares, Series A (the “Series A Shares”) at a price of $25.00 per share, for aggregate gross proceeds of $120 million, on a bought deal basis to a syndicate of underwriters in Canada led by Scotiabank and TD Securities Inc.

The holders of the Series A Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.125 per share, payable quarterly, as and when declared by the board of directors of APUC. The Series A Shares will yield 4.5% per cent annually, for the initial six-year period ending on December 31, 2018. The first of such dividends, if declared, shall be payable on December 31, 2012, and shall be $0.1603 per Series A Share, based on the anticipated closing of the offering on November 9, 2012. The dividend rate will be reset on December 31, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.94%. The Series A Shares are redeemable by APUC, at its option, on December 31, 2018 and on December 31st of every five years thereafter.

The holders of Series A Shares will have the option to convert all or any of their Series A Shares into Cumulative Floating Rate Preferred Shares, Series B (the “Series B Shares”) of APUC on the basis of one Series B Share for each Series A Share converted, subject to certain conditions, on December 31, 2018 and on December 31 every five years thereafter. The holders of the Series B Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of APUC, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.94%.

The net proceeds of the offering will be used to fund the equity portion of the acquisition of two wind farms (Minonk and Senate) in the United States and for general corporate purposes.

Chief Financial Officer, David Bronicheski commented “With the imminent conversion of our final series of convertible debentures to equity, our first series of preferred shares opens another source of capital to fund our growth and further lowers our cost of capital.”

The Series A Shares will be offered to the public in Canada by way of a short-form prospectus of APUC. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utilities business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares are traded on the Toronto Stock Exchange under the symbol AQN. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 11:41e 25-OCT-12